Aeroméxico August 2026 Traffic Results

Mexico City, Mexico, September 3, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO, “Aeroméxico”) reports its August 2026 operational results.
Grupo Aeroméxico’s total capacity, measured in available seat miles (ASMs), increased 2.3% year-over-year, while demand, measured in revenue passenger miles (RPMs), increased 2.9%.
Aeroméxico’s August load factor was 89.7%, an increase of 0.6 p.p. compared with August 2025. During the month, Aeroméxico transported 2 million and 151 thousand passengers.
Andrés Conesa, Chief Executive Officer stated: “Our August traffic results demonstrate the strength of demand across our network, as we concluded the peak summer travel season with strong domestic and international load factors despite a challenging comparison with August 2025. Forward bookings continue to reflect healthy demand trends as we move into the fall season, reinforcing our confidence in the demand outlook. As we continue to navigate an evolving operating environment with higher fuel cost than previously anticipated, we remain focused on the factors within our control: disciplined capacity deployment, network optimization, and fuel recapture initiatives, to capitalize on demand opportunities while supporting long-term profitability.”

	August			Cumulative to August
	2026	2025	Var.	2026	2025	Var.
Passengers (itinerary + charter, thousands)
Domestic	1,378	1,394	(1.2%)	10,436	10,858	(3.9%)
International	773	778	(0.7%)	5,677	5,669	0.1%
Total	2,151	2,172	(1.0%)	16,113	16,527	(2.5%)
ASMs (itinerary + charter, millions)
Domestic	879	879	(0.1%)	6,995	7,210	(3.0%)
International	2,317	2,246	3.2%	17,361	17,047	1.8%
Total	3,196	3,125	2.3%	24,356	24,258	0.4%
RPMs (itinerary + charter, millions)
Domestic	783	789	(0.7%)	5,910	6,136	(3.7%)
International	2,084	1,998	4.3%	14,975	14,552	2.9%
Total	2,867	2,787	2.9%	20,884	20,688	0.9%
Load Factor (itinerary, %)
Domestic	89.2%	89.7%	(0.5 p.p.)	84.5%	85.1%	(0.6) p.p.
International	89.9%	89.0%	1.0 p.p.	86.3%	85.4%	0.9 p.p.
Total	89.7%	89.2%	0.6 p.p.	85.8%	85.3%	0.5 p.p.
Figures may not sum to total due to rounding.

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:
● “RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

●“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

●“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

●“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico
Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com
www.skyteam.com